US$1,000,000,000	Filed pursuant to rule 433

4.500% Senior Notes due 2022	File No. 333-172562
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	A3 (negative outlook)/A (negative outlook)/A+ (negative watch) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	October 25, 2011

Settlement Date:	November 1, 2011 (T+5 days)

Maturity:	January 14, 2022

Par Amount:	U.S. $1,000,000,000

Semi-Annual Coupon:	4.500% per annum

Re-offer Spread to Benchmark:	T10 + 245 basis points

Re-offer Yield:	4.621% per annum

Public Offering Price:	99.010%

Net Proceeds to Citigroup:	$985,850,000 (before expenses).

Interest Payment Dates:	The 14th day of each January and July, commencing July 14, 2012 (long first coupon). Following business day convention.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

US$1,000,000,000	Filed pursuant to rule 433

4.500% Senior Notes due 2022	File No. 333-172562

Issuer:	Citigroup Inc.
Senior Co-Managers:	Deutsche Bank Securities Inc. Nomura Securities International, Inc. UBS Securities LLC

Junior Co-Managers:	ABN AMRO Bank N.V.
Barclays Capital Inc.
BNP Paribas Securities Corp.
CastleOak Securities, L.P.
Lebenthal & Co., LLC
Lloyds Securities Inc.
Loop Capital Markets LLC
M.R. Beal & Company
Macquarie Capital (USA) Inc.
nabSecurities, LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
SG Americas Securities, LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC

CUSIP:	172967 FT 3

ISIN:	US172967FT34
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.